================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                   SCHEDULE TO

                                 (RULE 14D-100)

                                (AMENDMENT NO. 1)

           TENDER OFFER STATEMENT UNDER SECTION 14(D) (1) OR 13(E) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                MINOLTA-QMS, INC.
                       (Name of Subject Company (Issuer))

                           MINOLTA INVESTMENTS COMPANY
                                MINOLTA CO., LTD.
                                MINOLTA-QMS, INC.
                      (Names of Filing Persons -- Offerors)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   74726G 102
                      (CUSIP Number of Class of Securities)

TOSHIHIRO KATAOKA                                  ALLEN A. HANS
MINOLTA CO., LTD.                                  MINOLTA INVESTMENTS COMPANY
3-13 AZUCHI-MACHI 2-CHOME                          C/O MINOLTA CORPORATION
CHUO-KU, OSAKA 541-8556, JAPAN                     101 WILLIAMS DRIVE
TELEPHONE:  (81) 6-6271-2621                       RAMSEY, NEW JERSEY 07446
FACSIMILE:   (81) 6-6271-2283                      TELEPHONE:  (201) 825-4000
                                                   FACSIMILE:   (201) 825-7331

                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copies to:

                             STEPHEN M. BESEN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                            TELEPHONE: (212) 310-8000
                            FACSIMILE: (212) 310-8007


                            CALCULATION OF FILING FEE
========================================== ====================================
         Transaction Valuation*                    Amount of Filing Fee
------------------------------------------ ------------------------------------
             $50,373,594                                 $10,075
------------------------------------------ ------------------------------------



NY2:\977954\01\63760.0018

* Estimated for purposes of calculating the filing fee only. The amount assumes the purchase of 8,395,599 shares of common stock, par value $.01 per share, of Minolta-QMS, Inc. ("Common Stock"), including the related preferred stock purchase rights ("Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $6.00 per Share in cash. Such number of Shares includes (i) 13,266,131 Shares outstanding as of September 13, 2000, less 7,570,000 Shares already beneficially owned by Minolta Investments Company and (ii) options and warrants to purchase 2,699,468 Shares having an exercise price of less than $6.00 per Share. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $10,075           Filing Party:   Minolta Investments
                                                            Company
                                                            Minolta Co., Ltd.
Form or Registration No.: Not Applicable    Date Filed:     October 3, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

         Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third-party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[X]      going-private transaction subject to Rule 13e-3.
[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                         (Continued on following pages)
                               (Page 1 of 7 pages)

                                   SCHEDULE TO

              This Amendment No. 1 amends the Tender Offer Statement on Schedule TO ("Schedule TO") initially filed with the Securities and Exchange Commission on October 3, 2000 by Minolta Co., Ltd., a Japanese corporation ("Parent"), and Minolta Investments Company, a Delaware corporation ("Purchaser") and wholly-owned subsidiary of Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of Minolta-QMS, Inc., a Delaware corporation (the "Company"), and the related rights to purchase shares of the Series A Participating Preferred Stock of the Company (the "Rights" and, together with the Common Stock, the "Shares"), issued pursuant to the Rights Agreement, dated as of March 8, 1999, by and between the Company and South Alabama Trust Company, Inc., as Rights Agent, at a price of $6.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 3, 2000 and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

ITEM 3.           IDENTITY AND BACKGROUND OF FILING PERSON.

                  Item 3 is hereby amended by the following:

                  The information set forth under "SPECIAL FACTORS - Background of the Offer" in the Offer to Purchase is amended by inserting after the words "By a unanimous vote of the directors participating in the meeting" in the fifth sentence of the penultimate paragraph thereof the words "(with Mr. Takekida absent)".

ITEM 4.           TERMS OF THE TRANSACTION.

                  Item 4 is hereby amended by the following:

                  On October 31, 2000, Parent issued a press release announcing that it has extended the period during which the Offer will remain open to 5:00p.m., New York City time, Tuesday November 7, 2000. A copy of the press release is filed as Exhibit
                  (a)(1)(M) hereto and is incorporated herein by reference.

                  The information set forth under "THE TENDER OFFER - Section 2. Acceptance for Payment and Payment" in the Offer to Purchase is amended by deleting the first sentence of the first paragraph thereof and substituting in its place the following:

                           "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as so extended or amended), promptly following the Expiration Date, Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn (as permitted by Section 4) prior to the Expiration Date."

ITEM 12.          EXHIBITS.

                  Item 12 is hereby amended and supplemented by the following:

(a)(1)(M) Text of press release issued by Parent, dated October 31, 2000, announcing the extension of the Offer.

ITEM 13.          INFORMATION REQUIRED BY SCHEDULE 13E-3.

                  Item 13 is hereby amended by the following:

                  The information set forth under "SPECIAL FACTORS - Background of the Offer" in the Offer to Purchase is amended as set forth in Item 3 to this Schedule TO.

                  The information set forth under "SPECIAL FACTORS - Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger - Recommendation of the Special Committee and the Board" in the Offer to Purchase is amended by inserting after the words "by the unanimous vote of all those present" in the second sentence of the first paragraph thereof the words "(with Mr. Takekida absent)".

                  The information set forth under "THE TENDER OFFER - Section 8. Certain Information Concerning the Company - Company Projections" in the Offer to Purchase is amended by inserting the following new paragraph after the second paragraph thereof:

                               "The Company assumed annual revenue growth of
                           approximately 20% based in part on industry projections and the Company's current market share. The Company estimated operating expenses based on a detailed 2000 projection by unit and projected growth of 13% for 2001 and 2002 and 16% for 2003. The
                           Company also assumed that interest expense would decrease from 2000 through 2003 as long-term debt was paid down. Earnings per share were calculated by dividing net income by shares outstanding. The Company assumed that shares outstanding would remain the same for years 2000 through 2003 as no major increases were anticipated."















                  [Remainder of page intentionally left blank.]

                                    SIGNATURE

         After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of October 31, 2000 that the information set forth in this statement is true, complete and correct.

                               SCHEDULE TO AND SCHEDULE 13E-3

                               MINOLTA INVESTMENTS COMPANY


                               By:      /s/ Allen A. Hans
                                        -----------------------------------
                               Name:    Allen A. Hans
                               Title:   Vice President and Secretary


                               MINOLTA CO., LTD.


                               By:      /s/ Masanori Hondo
                                        -----------------------------------
                               Name:    Masanori Hondo
                               Title:   Director


                               SCHEDULE 13E-3

                               MINOLTA-QMS, INC.


                               By:      /s/ Edward E. Lucente
                                        -----------------------------------
                               Name:    Edward E. Lucente
                               Title:   President and Chief Executive Officer

                                  EXHIBIT INDEX

EXHIBIT NO.                                DESCRIPTION

(a)(1)(A)*    Offer to Purchase, dated October 3, 2000.

(a)(1)(B)* Solicitation/Recommendation Statement on Schedule 14D-9 of the Company, dated October 3, 2000.

(a)(1)(C)*    Letter of Transmittal.

(a)(1)(D)*    Notice of Guaranteed Delivery.

(a)(1)(E)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(F)* Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(G)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(H)* Summary Advertisement as published in The New York Times on October 3, 2000.

(a)(1)(I)* Text of joint press release issued by Parent and the Company, dated October 3, 2000, announcing the commencement of the Offer.

(a)(1)(J)* Text of press release issued by Parent, dated September 13, 2000, announcing the execution of the Merger Agreement.

(a)(1)(K)* Text of press release issued by the Company, dated September 13, 2000, announcing the execution of the Merger Agreement.

(a)(1)(L)* Letter to stockholders from Edward E. Lucente, President and Chief Executive Officer of Minolta-QMS, Inc., dated October 3, 2000.

(a)(1)(M) Text of press release issued by Parent, dated October 31, 2000, announcing the extension of the Offer.

(a)(5)(A)* Complaint of William Deckard against Minolta Co.,Ltd., Minolta Investments Company, Minolta-QMS, Inc., Edward E. Lucente, Albert
              A. Butler, F. Rigdon Currie, Hiroshi Fujii, Allen A. Hans, Ryusho Kutani, Michael C. Dow, Yoshisuke Takekida, Shoei Yamana, William
              R. Bowles and Robert J. Materna, filed in the Court of Chancery in the State of Delaware on September 1, 2000.

(a)(5)(B)* Complaint of Ruth Grening against Minolta Co.,Ltd., Minolta Investments Company, Minolta-QMS, Inc., Edward E. Lucente, Albert
              A. Butler, F. Rigdon Currie, Hiroshi Fujii, Allen A. Hans, Ryusho Kutani, Michael C. Dow, Yoshisuke Takekida, Shoei Yamana, William
              R. Bowles and Robert J. Materna, filed in the Court of Chancery in the State of Delaware on September 1, 2000.

(b)           None.

(c)(1)* Opinion of The Robinson-Humphrey Company, LLC to the Special Committee of the Board of Directors of Minolta-QMS, Inc., dated September 13, 2000.

(c)(2)* Materials presented by The Robinson-Humphrey Company, LLC to the Special Committee of the Board of Directors of Minolta-QMS, Inc. on September 12, 2000.

(c)(3)* Report prepared by KPMG Corporate Finance Kabushiki Kaisha for Minolta Co., Ltd.

(d)* Agreement and Plan of Merger, dated as of September 13, 2000, by and among Minolta Co., Ltd., Minolta Investments Company and Minolta-QMS, Inc.

(e)           Not applicable.

(f)* Section 262 of the Delaware General Corporation Law (included as Annex A of the Offer to Purchase filed herewith as Exhibit
              (a)(1)(A)).

(g)           None.

(h)           None.


* Previously Filed.